NO ACT

1E

1-14-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005125

February 20, 2015

Elizabeth H. Noe
Paul Hastings LLP
elizabethnoe@paulhastings.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-20-15

Re: Lexington Realty Trust
Incoming letter dated January 14, 2015

Dear Ms. Noe:

This is in response to your letter dated January 14, 2015 concerning the shareholder proposal submitted to Lexington by the City of Philadelphia Public Employees Retirement System. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sumit Handa
Board of Pensions and Retirement
Philadelphia Public Employees Retirement System
sumit.handa@phila.gov

February 20, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lexington Realty Trust
Incoming letter dated January 14, 2015

The proposal relates to director nominations.

There appears to be some basis for your view that Lexington may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Lexington's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Lexington omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL HASTINGS

January 14, 2015

Via Email and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by The City of Philadelphia Public Employees Retirement System

Ladies and Gentlemen:

Lexington Realty Trust, a Maryland trust ("Lexington"), hereby notifies the Securities and Exchange Commission (the "Commission") that Lexington intends to omit from its form of proxy card and other proxy materials (the "Proxy Materials") for Lexington's 2015 annual meeting of shareholders ("Annual Meeting"), the shareholder proposal and supporting statement (the "Proposal") submitted to Lexington by The City of Philadelphia Public Employees Retirement System (the "Proponent"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), Lexington requests confirmation that the staff (the "Staff") of the Commission will not recommend enforcement action if Lexington excludes the Proposal from its Proxy Materials for the reason discussed below. The Proposal and copies of all relevant correspondence between Lexington and the Proponent are attached to this letter as Attachment A.

Reason for Excluding the Proposal

Pursuant to Rules 14a-8(b) and 14a-8(f)(1) under the Act, Lexington may exclude the Proposal from the Proxy Materials because the Proponent failed to establish that, at the time the Proposal was submitted, the Proponent held at least $2,000 in market value, or 1%, of Lexington's securities entitled to be voted on the Proposal for at least one year by the date the Proponent submitted the Proposal.

Discussion

Under Rules 14a-8(b) and 14a-8(f), to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities, for at least one year by the date the proponent submits the proposal and (ii) continue to hold those securities through the date of the shareholder meeting. A proponent has the burden to prove that it meets these requirements if it is not a registered shareholder of the company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares of that company (as described in Rule 14a-

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8(b)(2)(ii)). Rule 14a-8(b)(2)(i) provides that the proponent must prove beneficial ownership by submitting to the company a (x) "written statement from the 'record' holder of [the proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [the] proposal, [the proponent] continuously held the securities for at least one year;" and (y) "written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

Pursuant to Rule 14a-8(f)(1), if a proponent fails to follow one of the eligibility or procedural requirements as set forth in Rules 14a-8(a) through 14a-8(d), a company may exclude the proposal, but typically, a company may exclude the proposal only after the company has notified the proponent of the deficiency and the proponent has failed to correct such deficiency.[1]

On December 2, 2014, Lexington received a facsimile from Mr. Sumit Handa on behalf of the Proponent containing a cover letter dated December 2, 2014 and the Proposal (the "Proponent Letter"). In the cover letter, the Proponent stated that a letter from the Proponent's custodian documenting the Proponent's continuous ownership of the requisite amount of Lexington's stock for at least one year prior to the date of the Proponent Letter was being sent by separate cover (the "Custodian Letter") and that the Proponent also intended to "continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting." A copy of the Proponent Letter is attached to this letter as Attachment A.

Because Lexington never received the Custodian Letter, and never learned the identity of the custodian, on December 22, 2014, Lexington notified the Proponent by letter dated December 22, 2014 (the "Lexington Letter"), which was received by the Proponent on December 23, 2014, that the Proponent failed to demonstrate the eligibility requirements as set forth in Rule 14a-8(b)(2) and requested that the Proponent provide the necessary proof of ownership of Lexington's securities within 14 days from the date that the Proponent received the Lexington Letter. A copy of the Lexington Letter and proof of receipt are each attached to this letter as Attachment A.

Lexington has not received the Custodian Letter and has otherwise received no written correspondence from the Proponent correcting the deficiency since the Lexington Letter was received by the Proponent 23 days ago. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Proxy Materials.

* * *

[1] Rule 14a-8(f)(1) provides that a company need not provide the proponent notice of a deficiency if the deficiency cannot be remedied.

Should the Staff disagree with our opinion regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (404) 815-2342 or Joe Bonventre of Lexington at (212) 692-7250.

Sincerely,



Elizabeth H. Noe

Enclosures

cc: Joe Bonventre, Lexington Realty Trust

Attachment A

Shareholder Proposal and Correspondence



BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SUMIT HANDA
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712
(215) 496-7468
FAX (215) 496-7460

December 2, 2014

BY OVERNIGHT DELIVERY AND FAX: 212-594-6600

Mr. Joseph S. Bonventre
Corporate Secretary
Lexington Realty Trust
One Penn Plaza
Suite 4015
New York, NY 10119

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Bonventre:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of Lexington Realty Trust (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Sumit Handa
Chief Investment Officer

Resolved: Shareholders of Lexington Realty Trust (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a sharehodler or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nomined candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) given the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."
- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/dio/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy, Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.


LXP
LEXINGTON
REALTY TRUST

VIA OVERNIGHT MAIL

December 22, 2014

Sumit Handa
Chief Investment Officer
The City of Philadelphia Public Employees Retirement System
Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712

Dear Mr. Handa:

This will acknowledge receipt of your letter dated December 2, 2014, concerning a shareholder proposal addressed to the Corporate Secretary of Lexington Realty Trust ("Lexington"). Lexington has not yet received verification of ownership of shares by The City of Philadelphia Public Employees Retirement System (the "Fund"). The inclusion of shareholder proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission ("SEC"), specifically Rule 14a-8.

Rule 14a-8(b) requires that the Fund be a record or beneficial owner of at least two thousand dollars in market value of Lexington common stock; have held such securities for at least one year as of the date its proposal was submitted; and continue to own such securities through the date on which Lexington's 2015 annual meeting is held. Beneficial owners of Lexington's common stock, such as the Fund, also must provide sufficient verification of ownership.

As a beneficial owner, the Fund must provide Lexington with documentary support indicating the number of shares that the Fund owns through each nominee, as well as the date(s) the Fund acquired the shares. An account statement is not sufficient. You must provide to Lexington a written statement from the record holder of the securities, such as a broker or bank, verifying that the Fund has owned at least two thousand dollars in market value of Lexington common stock continuously for at least one year as of the date the Fund submitted its proposal. In accordance with the SEC regulations mentioned above, your response to this letter which contains the missing information must be postmarked or transmitted electronically to Lexington no later than 14 calendar days after your receipt of this letter. Please direct your correspondence to me at the address below.

Very truly yours,

Joe Bonventre
Executive Vice President, General Counsel & Secretary
Lexington Realty Trust

LEGAL_US_E # 113086343.1

One Penn Plaza, Suite 4015, New York, N.Y. 10119-4015
Tel: (212) 692-7200 • Fax: (212) 594-6600 • Website: www.lxp.com

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